UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-9996
CUSIP NUMBER
258564 10 3

(CHECK ONE):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

	For Period Ended:	June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Dotronix, Inc.
Full Name of Registrant

Former Name if Applicable

160 First Street Southeast
Address of Principal Executive Office (Street and Number)

New Brighton, MN 55112-7894
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) See attached

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert V. Kling	651	633-1742
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dotronix, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 30, 2003	By	/s/ Robert V. Kling,
Chief Financial Officer

September 30, 2003

Dotronix, Inc.

File No. 0-9996

Attachment to SEC form 12b-25

Part III

On June 5, 2003 the Board of Directors passed a resolution to file a Form 15 to de-register with the SEC. On June 16, 2003, the Chief Executive Officer, major shareholder, and sole lender to the Company died by accidental drowning. On June 26, 2003 the Form 15 was filed with the SEC, with the effect that neither an outside audit nor a 10-KSB was required for the fiscal year ending June 30, 2003, and neither was planned.  Subsequent to these events, an outside investor became interested in Dotronix, Inc. The investor requested that Dotronix, Inc. withdraw the Form 15 previously filed with the SEC.  The Company withdrew Form 15 on August 22, 2003. On September 8, 2003 Dotronix, Inc. changed outside auditors.

Because of the above events, completion of the annual audit and the preparation of the 10-KSB for filing was not begun until the second week of September 2003, which did not allow enough time to complete by the original filing due date of September 29, 2003.